1. Name and Address of Reporting Person:  Lawrence A. Coulson
5711 South Corkery Road
Spokane WA  99223
2. Issuer Name and Ticker or Trading Symbol:  The Coeur d'Alenes Company
3. Social Security Number of Reporting Person:  ###-##-####
4. Statement for Month/Year:  December 1997
5.
6. Relationship of Reporting Person to Issuer:  Officer - Vice-President

Non Derivative Securities Acquired, Disposed of, or beneficially Owned

1. Title of Security:  Common Stock
2. Transaction Date:  12/31/97
3. Transaction Code:  P
4. Securities Acquired:  Amount - 7,500     (A) Acquired    Price  $0.20
5. Amount of Securities Beneficially Owned at End of Month:  317,677
6. Ownership Form:  Direct
7. Nature of Indirect Beneficial Ownership:  N/A

Derivative Securities Acquired, Disposed of, or beneficially Owned

N/A